Exhibit 12.1
MEDCO HEALTH SOLUTIONS, INC.
Computation of Ratios of Earnings to Fixed Charges
(In millions, except ratio data)

	Years Ended
	Dec. 31,	Dec. 25,	Dec. 26,	Dec. 27,	Dec. 29,
	2011	2010	2009	2008	2007
Income before taxes	$2,375.8	$2,334.2	$2,103.3	$1,790.8	$1,503.3
One-third of rents	36.3	30.1	25.1	24.8	20.6
Interest expense	208.5	172.5	172.5	233.7	134.2
Equity loss from affiliates	14.9	5.0	1.2	1.1	1.2

Earnings	$2,635.5	$2,541.8	$2,302.1	$2,050.4	$1,659.3

One-third of rents	$36.3	$30.1	$25.1	$24.8	$20.6
Interest expense	208.5	172.5	172.5	233.7	134.2

Fixed charges	$244.8	$202.6	$197.6	$258.5	$154.8

Ratio of earnings to fixed charges(1)	10.8	12.5	11.7	7.9	10.7

(1)	The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered a reasonable representation of the interest factor).